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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 30)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                        87927W10
     (Title of class of securities)                             (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 APRIL 19, 2004
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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

-----------------------------------------------------------------------                --------------------------------------------
CUSIP No.  87927W10                                                          13D                                     Page 2 of 7
-----------------------------------------------------------------------                --------------------------------------------
--------------------     ----------------------------------------------------------------------------------------------------------
     1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                         I.R.S. IDENTIFICATION NO.                                Not Applicable
                         OF ABOVE PERSON
--------------------     ----------------------------------------------------------------------------------------------------------
     2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a)  [X]
                                                                                                                       (b)  [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     3                   SEC USE ONLY
--------------------     ----------------------------------------------------------------------------------------------------------
     4                   SOURCE OF FUNDS:                                                             BK, WC
--------------------     ----------------------------------------------------------------------------------------------------------
     5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                           [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Italy
--------------------     ----------------------------------------------------------------------------------------------------------
                                   7                SOLE VOTING POWER:                                                47,155,300
  NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
  REPORTING

 PERSON WITH
                         ----------------------     ------------------------------------------------- -----------------------------
                                   8                SHARED VOTING POWER:                                             1,751,765,823
                                                                                                                     (See Item 5)
                         ----------------------     ------------------------------------------------- -----------------------------
                                   9                SOLE DISPOSITIVE POWER:                                           47,155,300

                         ----------------------     ------------------------------------------------- -----------------------------
                                  10                SHARED DISPOSITIVE POWER:                                        1,751,765,823
                                                                                                                     (See Item 5)
--------------------     ----------------------------------------------------------------------------------------------------------
    11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                    1,798,921,123
                                                                                                                     (See Item 5)
--------------------     ----------------------------------------------------------------------------------------------------------
    12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
    13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             17.46%
                                                                                                                      (See Item 5)
--------------------     ----------------------------------------------------------------------------------------------------------
    14                   TYPE OF REPORTING PERSON:                                       CO
--------------------     ----------------------------------------------------------------------------------------------------------




                                       2

-----------------------------------------------------------------------                --------------------------------------------
CUSIP No.  87927W10                                                          13D                                     Page 3 of 7
-----------------------------------------------------------------------                --------------------------------------------

--------------------     ----------------------------------------------------------------------------------------------------------
     1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                         I.R.S. IDENTIFICATION NO.                                Not Applicable
                         OF ABOVE PERSON
--------------------     ----------------------------------------------------------------------------------------------------------
     2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a)  [X]
                                                                                                                       (b)  [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     3                   SEC USE ONLY
--------------------     ----------------------------------------------------------------------------------------------------------
     4                   SOURCE OF FUNDS:                                                             WC
--------------------     ----------------------------------------------------------------------------------------------------------
     5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                          [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Italy
--------------------     ----------------------------------------------------------------------------------------------------------
                                   7                SOLE VOTING POWER:                                                     0
  NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
  REPORTING

 PERSON WITH
                         ----------------------     ------------------------------------------------- -----------------------------
                                   8                SHARED VOTING POWER:                                              See Item 5

                         ----------------------     ------------------------------------------------- -----------------------------
                                   9                SOLE DISPOSITIVE POWER:                                                0

                         ----------------------     ------------------------------------------------- -----------------------------
                                  10                SHARED DISPOSITIVE POWER:                                         See Item 5

--------------------     ----------------------------------------------------------------------------------------------------------
    11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                     See Item 5
--------------------     ----------------------------------------------------------------------------------------------------------
    12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
    13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          See Item 5
--------------------     ----------------------------------------------------------------------------------------------------------
    14                   TYPE OF REPORTING PERSON:                                       CO
--------------------     ----------------------------------------------------------------------------------------------------------




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
           This Amendment No. 30 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

           Reference is made to Item 3 of Amendment No. 29 to the Statement on
Schedule 13D, wherein it was reported that, on April 6, 2004, Pirelli & C. exercised its call option to acquire 47,155,300 Telecom Italia Shares from J.P. Morgan Chase & Co. Settlement of the transaction was effected on April 19, 2004 by Pirelli Finance Luxembourg S.A. ("PFL"), a wholly-owned subsidiary of Pirelli & C., which purchased the Telecom Italia Shares from J.P. Morgan Chase & Co. for an aggregate purchase price of euro 100,000,000. PFL used its own funds to purchase the Telecom Italia Shares.

ITEM 4.    PURPOSE OF TRANSACTION

           On April 19, 2004, Olimpia announced its proposal that certain resolutions be adopted at an ordinary meeting of shareholders of Telecom Italia to be held on May 5 and May 6, 2004 (the "2004 Shareholders' Meeting"). Among other things, Olimpia proposes that (i) the number of directors of Telecom Italia be increased from fifteen to nineteen, (ii) the directors of Telecom Italia elected at the 2004 Shareholders' Meeting shall hold office for a period of three years and (iii) a "slate" of nineteen candidates be elected to the board of directors of Telecom Italia. A copy of the announcement issued by Olimpia (which includes the name of each of the persons on Olimpia's slate of candidates for election to the board of directors of Telecom Italia) is filed as
Exhibit 62.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           After giving effect to the acquisition by PFL of the 47,155,300 Telecom Italia Shares referred to in Item 3, Pirelli & C. may be deemed to beneficially own 1,798,921,123 Telecom Italia Shares (including the 1,751,765,823 Telecom Italia Shares beneficially owned by Olimpia), representing approximately 17.46% of the total number of Telecom Italia Shares reported to be issued and outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 2 to the Statement on Schedule 13D). On April 24, 2004, Pirelli & C., UCI and BCI filed a notice with Consob, the Italian securities regulator, which reports that the term of the New Partners Agreement has automatically been extended until October 4, 2006. A copy of the notice is filed as Exhibit 63. The initial term of the New Partners Agreement expires on October 4, 2004, but the agreement is automatically renewed for a period of two years if notice of termination is not given by any party thereto six months prior such date.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

62.        Announcement of Olimpia, dated as of April 19, 2004.

63.        Notice of Pirelli & C., UCI and BCI, dated as of April 24, 2004.












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
                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

    62.        Announcement of Olimpia, dated as of April 19, 2004.

    63.        Notice of Pirelli & C., UCI and BCI, dated as of April 24, 2004.





















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
                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: April 28, 2004

                                      PIRELLI & C. S.p.A.

                                      By: /s/ Anna Chiara Svelto
                                          ------------------------------------
                                          Name: Anna Chiara Svelto
                                          Title: Attorney-in-fact


                                      OLIMPIA S.p.A.

                                      By: /s/ Luciano Gobbi
                                          ------------------------------------
                                          Name: Luciano Gobbi
                                          Title: Director and Attorney-in-fact















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